Mail Stop 4720

July 31, 2009

H. Lynn Harton
Chief Executive Officer
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601

> **Re:** **The South Financial Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 30, 2009**
> **File No. 000-15083**

Dear Mr. Harton:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Gregory Dundas
Senior Counsel